OMB APPROVAL
OMB NUMBER:
Expires:
Estimated average
hours per response.............................

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Riviera Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class Securities)

769627100

(CUSIP Number)

Plainfield Asset Management LLC
555 Railroad Avenue
Greenwich, CT 06830
Attention:  General Counsel
Telephone:  203-302-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
Attention:  Richard Birns
Telephone:  212-446-2300

August 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38388F108
1	Name of Reporting Person. I.R.S. IDENTIFICATION Plainfield Special Situations Master Fund Limited FEIN 98-451872
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,238,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,238,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.91%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	38388F108
1	Name of Reporting Person. I.R.S. IDENTIFICATION Plainfield Asset Management LLC FEIN 20-2332356
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,238,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,238,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.91%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	38388F108
1	Name of Reporting Person. I.R.S. IDENTIFICATION Max Holmes
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,238,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,238,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.91%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and the Issuer
This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Shares”), of Riviera Holdings Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, NV 89109.  The Reporting Persons (as defined in Item 2 below) originally filed a Schedule 13G on March 15, 2006, reporting beneficial ownership of Common Shares, as amended by Amendment No. 1 filed on February 2, 2007 and Amendment No. 2 filed on February 6, 2008 (the “Schedule 13G”).

Item 2. Identity and Background

(a)-(f)  This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company (the “Master Fund”); (ii) Plainfield Asset Management LLC, a Delaware limited liability company (“Asset Management”); and (iii) Max Holmes, an individual.

The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly was attached as Exhibit A to the Schedule 13G filed by the Reporting Persons with respect to the Common Shares on March 15, 2006 and is incorporated by reference herein.

Set forth below is certain information relating to each of the Reporting Persons:

         (1) Plainfield Special Situations Master Fund Limited

Master Fund is a Cayman Islands exempted company.  The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments.  The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830.  The Manager of Master Fund is Asset Management.  The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the “Master Fund Directors”).  Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

During the last five years, neither Master Fund nor, to the best of Master Fund’s knowledge, any of the Master Fund Directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (2) Plainfield Asset Management LLC

Asset Management is a Delaware limited liability company.  The principal activity of Asset Management is to serve as a registered investment adviser.  The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830.  The managing member and chief investment officer of Asset Management is Max Holmes.

During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3) Max Holmes

Max Holmes is a citizen of the United States of America.  The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830.  Max Holmes is the managing member and chief investment officer of Asset Management.

During the last five years, Max Holmes has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In acquiring 1,219,400 Common Shares owned by the Master Fund, the Master Fund expended approximately $19,494,235 (excluding commissions) of its investment funds.

Item 4.  Purpose of Transaction

The Master Fund made the purchases noted in Item 3 above for investment purposes.  The Master Fund will review its investments in the Common Shares from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, the Master Fund may determine to:

●	acquire additional Common Shares through open market purchases or otherwise;
●	sell Common Shares through the open market or otherwise; or
●	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

As part of the Master Fund’s ongoing review of its investments in the Common Shares, the Master Fund intends from time to time to hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Based on the above discussions or inquiries that the Master Fund may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, the Master Fund may determine to pursue various strategic alternatives in respect of their investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

●	forming and conducting potential strategic developments and plans related to the Issuer;
●	seeking representation on the Board of Directors of the Issuer;
●
making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

●	restructuring and effecting other significant transactions with respect to the Issuer;
●	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or
●	providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by any Reporting Person.  Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2008, there were 12,498,555 Common Shares issued and outstanding as of August 4, 2008.  The 1,238,000 Common Shares beneficially owned by the Master Fund (the “Master Fund Shares”) represent approximately 9.91% of the Common Shares issued and outstanding.  The Master Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Master Fund Shares.

Asset Manager, as the Master Fund’s investment manager, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Max Holmes, as managing member and the chief investment officer of Asset Manager, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  None of Asset Manager or Max Holmes owns any Common Shares directly, and each such Reporting Person disclaims beneficial ownership of the Master Fund Shares.

As of the date hereof, none of the Reporting Persons or, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

Clause (c) of Item 5 of Schedule 13D is not applicable.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:      August 11, 2008

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

/s/Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Shares on February 2, 2007 and is incorporated by reference herein.